Easy Golf Logo

                      EASY GOLF CORPORATION
               3098 South Highland Drive, Suite 323
                 Salt Lake City, Utah 84106-6001

                   Wednesday, December 27, 2006




DEAR EASY GOLF CORPORATION SHAREHOLDER:

     In April 2005, we sent you a letter when your Company was known as Bio-Thrust, Inc. Since that time, your Company's domicile has been changed to Nevada. As we also informed you in our prior letter, the Company's name has been changed to EASY GOLF CORPORATION.

     Through an exclusive license agreement, we now maintain a website at www.easygolf.biz and www.swingchannelgolf.com in which we offer and sell a newly invented, specialty golf training improvement product or golf swing training aid that teaches a person to hit a golf ball straight. We encourage you to take the time to visit our website.

     In addition to now having a completed, marketable product that is available for sale anywhere in the United States and Canada, we also have a utility patent pending with the U.S. Patent and Trademark Office. Our product is called THE SWING-CHANNEL [registered] GOLF MAT. In August 2006, the U.S. Patent and Trademark Office issued a registered trademark and trade name on the phrase "SWING-CHANNEL." Our product sells for $79.95 "on-line" and we charge an additional $15 for shipping and handling. Because we only recently started selling our finished and tested product, sales, to date, have not been significant. Having said this, investors need to appreciate that while the overall golf products and accessories market is huge, it is also highly and fiercely competitive. As a result, we can make no projections, assurances or guarantees concerning future Mat sales.

     Subsequent to entering into our exclusive license agreement, which we announced in our last letter to you, we obtained audited financial statements on your Company and in January 2006, nearly a year ago, we filed a Form 10-SB registration statement with the U.S. Securities and Exchange Commission ("Commission") to become a "reporting company." That process was completed earlier this year.

     After we filed our Annual Report with the Commission on Form 10-KSB for our fiscal year ended June 30, 2006, we applied for and subsequently received, from the National Association of Securities Dealers, Inc. (NASD), an Over-the-Counter Bulletin Board (OTCBB) stock trading symbol. The OTCBB symbol recently assigned to your stock is EGOF.OB. Currently, there is only one market maker for your stock, which is WILSON-DAVIS & COMPANY located at 236 South Main Street, Salt Lake City, Utah 84101. For your information, WILSON-DAVIS's phone number is 801-532-1313.

     In lieu of mailing you our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2006, and also in lieu of mailing you our last Quarterly Report on Form 10-QSB for our first quarter ended September 30, 2006, please be advised that all of our reports are available for review on the Commission's website, www.sec.gov. Once you go there, click on "EDGAR," which is the Commission's acronym for the database that contains ALL public company filings. You can also access EDGAR directly by going to www.edgaronline.com. Edgar Online, however, is a private company and therefore, it may charge you money to access and print off certain filings. Finally, you can also access our Commission filings by visiting the Over-the-Counter Bulletin Board's website, www.otcbb.com, typing in our new stock symbol, and clicking on the option titled "More filings for EGOF." If you have any questions, we suggest that you contact your stockbroker.

     Currently, we advertise in a very limited fashion on Yahoo! and Google and also through a specialty sports products on-line advertiser known as AdSonar. We have also hired the specialty marketing services of a company located in Monte Vista, Colorado, known as JV Associates, which specializes in promoting new golf products. At the present time, we are concentrating on enhancing sales of THE SWING-CHANNEL [registered] GOLF MAT directly through our website and also, through fellow on-line golf distributors, a marketing approach known as the "drop-ship" business. Currently, we have only one on-line distributor, namely, www.sportstrainingaids.com. We are working on others. The way the drop-ship business works is this: We receive an order from a distributor, it processes the credit card transaction itself, we then drop-ship the product directly to the distributor's customer. At the end of 30 days or whatever payment method is agreed on, we send our distributor a bill for the shipment at a pre-determined wholesale price, plus shipping and handling. The distributor thus makes a percentage of the sale for doing nothing other than processing the credit card transaction and communicating to us where shipment is to be made.

     We have also approached various retail golf and sporting goods chain stores such as Golf Galaxy, The Golf Smith, Edwin Watts Golf and Dick's Sporting Goods, to name a few, in an effort to induce them to carry our Mat in their retail stores. In doing so, we have been told that, for starters, we need to supply our product to them in a colored retail box with a bar code.
To date, we have lacked the time, financial resources and other ability to hire a graphic artist and packaging company to develop and create colored retail boxes for us. We have also been reluctant to go to the expense of creating and manufacturing a large quantity of colored retail boxes when doing so is no guarantee that retail stores will then automatically carry our product. Nonetheless, this is something we are looking into more closely while we pursue on-line sales and the overall eCommerce drop-ship business.

      For more information about us, reference is made to our Edgar filings, all of which are available as indicated above and all of which together contain considerable information about your Company and its management, our plans for the future, and our current financial condition.



                              BY ORDER OF THE BOARD OF DIRECTORS